[Graphic omitted] Ahold
                                        Press Release

                                        Royal Ahold
                                        Corporate Communications




                                 Date:  January 6, 2005
                 For more information:  +31 75 659 57 20


Ahold announces limited inquiry into past corporate affairs

Zaandam, The Netherlands, January 6, 2005 - Ahold announced today that the Enterprise Chamber of the Amsterdam Court of Appeal has ordered an inquiry into the conduct of certain actions of Ahold during the period from January 1, 1998 through December 18, 2003. The request for the inquiry was submitted in February 2004 by the Vereniging van Effectenbezitters ("VEB") and several other shareholders.

The inquiry is limited to the following subjects: consolidation of joint ventures, Ahold's acquisition of its subsidiary U.S. Foodservice and Ahold's supervision on the organization and operation of internal controls of subsidiaries, including U.S. Foodservice. All other requests for inquiry made by the petitioners have been rejected by the Enterprise Chamber, including all challenges of policies pursued after February 24, 2003. Also, the request for precautionary measures, which might have interfered with present management policies, has been rejected.

Peter Wakkie, member of the Ahold Executive Board and Chief Corporate Governance Counsel, commented that "Recently, two important investigations with respect to the company have been completed. Settlements have been effected with the Dutch Public Prosecutions Department and, without a fine, with the SEC. This was primarily due to the fact that Ahold has cooperated fully in these investigations and to the major recovery measures we have taken. We will also fully co-operate with this inquiry, ordered by the Enterprise Chamber. Ahold will attempt to ensure that the inquiry will be concluded as soon as possible in the interest of its shareholders and other stakeholders."

The subject of the inquiry is not to seek damages from Ahold.


Ahold Corporate Communications: +31.75.659.5720
                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intentions to cooperate in the Enterprise Section's inquiry and expectations as to the length of such inquiry. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the decisions and actions of the Enterprise Section and those acting on its behalf or under its direction with respect to the timing, duration and extent of the investigation, the costs of and demands on Ahold and its management and employees related to the investigation exceeding Ahold's current expectations, the results of other pending or future investigations or legal proceedings to which Ahold and certain of its former directors, officers and employees are, or may be, a party, actions of other courts, government regulators, law enforcement agencies, the VEB and other third-parties and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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